Exhibit 99.3

S.R. Batliboi & Associates LLP Charted Accountants	Tablespace, 6th Floor Western Aqua Building Whitefields, Hitech City Hyderabed - 500 081, India Tel: +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.

We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) and its share of the net profit after tax and total comprehensive income of joint ventures for the quarter ended December 31, 2019 and year to date from April 01, 2019 to December 31, 2019 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.

This Statement, which is the responsibility of the Holding Company’s Management and approved by the Holding Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:
SL. NO.	NAME OF THE COMPANY
Subsidiaries
1	Dr. Reddy's New Zealand Limited
2	Dr. Reddy’s Laboratories (Australia) Pty. Limited
3	Dr. Reddy’s Laboratories (Proprietary) Limited
4	Dr. Reddy's Venezuela, C.A.
5	Dr. Reddy’s Laboratories, Inc.
6	Promius Pharma, LLC
7	Dr. Reddy’s Laboratories Louisiana, LLC
8	Reddy Pharma Italia S.R.L.
9	Dr. Reddy’s S.R.L.
10	Reddy Pharma Iberia SA

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP

Charted Accountants

11	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
12	Dr. Reddy’s Laboratories (UK) Limited
13	Dr. Reddy’s Laboratories (EU) Limited
14	Chirotech Technology Limited
15	OOO Dr. Reddy’s Laboratories Limited
16	Dr. Reddy’s Laboratories Romania S.R.L.
17	Reddy Holding GmbH
18	beta Institut gemeinnützige GmbH
19	betapharm Arzneimittel GmbH
20	Lacock Holdings Limited
21	Reddy Netherlands B.V.
22	Reddy Antilles N.V.
23	Dr. Reddy’s Laboratories SA
24	Dr. Reddy’s Laboratories International SA (Merged with Dr. Reddy’s Laboratories SA w.e.f. June 28, 2019)
25	Industrias Quimicas Falcon de Mexico, S.A. de CV
26	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
27	Dr. Reddy's Laboratories New York, Inc.
28	Dr. Reddy's Laboratories LLC
29	Dr. Reddy`s Research and Development B.V. (formerly Octoplus B.V.)
30	Dr. Reddy's Laboratories Canada Inc.
31	Dr. Reddy's Singapore Pte. Limited (striked off w.e.f. June 4, 2019)
32	Dr. Reddy's Laboratories S.A.S.
33	Aurigene Discovery Technologies, Inc.
34	Dr. Reddy's Laboratories B.V. (Formerly known as Eurobridge Consulting B.V.)
35	OOO DRS LLC
36	Dr. Reddy’s Laboratories Japan KK
37	Reddy Pharma SAS
38	Dr Reddy’s Laboratories Kazakhstan LLP
39	Dr. Reddy’s (WUXI) Pharmaceutical Co. Limited
40	Dr. Reddy's Laboratories Chile SPA.
41	Dr. Reddy's Laboratories Malaysia Sdn.Bhd.
42	Dr. Reddy’s Laboratories Taiwan Limited
43	Dr. Reddy's Laboratories Philippines Inc.
44	Dr. Reddy's Laboratories (Thailand) Limited
45	Aurigene Discovery Technologies Limited
46	DRL Impex Limited
47	Dr. Reddy's Bio-Sciences Limited
48	Idea2Enterprises (India) Private Limited
49	Cheminor Investments Limited
50	Regkinetics Services Limited (Formerly known as Dr. Reddy’s Pharma SEZ Limited)
51	Imperial Credit Private Limited
52	Aurigene Pharmaceutical Services Limited (from September 16, 2019)

Joint ventures
1	Kunshan Rotam Reddy Pharmaceutical Co. Limited
2	DRANU LLC
3	DRES Energy Private Limited

Other Consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Research Foundation

S.R. Batliboi & Associates LLP

Charted Accountants

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per S Balasubrahmanyam Partner Membership No.: 053315 UDIN: 20053315AAAAAH7535

Chennai

Date: January 27, 2020

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad – 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreeddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2019

All amounts in Indian Rupees millions

Sl. No.		Quarter ended			Nine months ended		Year ended
	Particulars	31.12.2019	30.09.2019	31.12.2018	31.12.2019	31.12.2018	31.03.2019
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	42,607	39,982	37,861	120,213	111,234	148,706
	b) License fees and service income	1,231	8,026	639	10,069	2,451	5,145
	c) Other operating income	133	120	146	399	501	631
	Total revenue from operations	43,971	48,128	38,646	130,681	114,186	154,482

2	Other income	673	540	1,023	5,470	2,542	3,375

3	Total income (1 + 2)	44,644	48,668	39,669	136,151	116,728	157,857

4	Expenses
	a) Cost of materials consumed	7,528	7,503	7,354	22,395	21,534	28,894
	b) Purchase of stock-in-trade	8,426	5,942	5,418	19,584	14,415	18,808
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,801)	566	(1,014)	(1,746)	(3,625)	(2,754)
	d) Employee benefits expense	8,377	8,255	8,054	25,247	25,147	33,562
	e) Depreciation and amortisation expense	2,869	3,131	2,903	8,890	8,476	11,348
	f) Impairment of non-current assets	13,200	3,560	-	16,760	34	116
	g) Finance costs	152	303	241	753	644	889
	h) Selling and other expenses	11,128	11,664	10,788	33,229	33,088	44,074
	Total expenses	49,879	40,924	33,744	125,112	99,713	134,937

5	Profit / (loss) before tax and before share of equity accounted investees(3 - 4)	(5,235)	7,744	5,925	11,039	17,015	22,920

6	Share of profit of equity accounted investees, net of tax	176	117	89	456	281	438

7	Profit / (loss) before tax (5+6)	(5,059)	7,861	6,014	11,495	17,296	23,358

8	Tax expense / (benefit):
	a) Current tax	1,736	2,108	610	6,199	3,294	4,707
	b) Deferred tax	(1,411)	(5,315)	401	(7,153)	(944)	(849)

9	Net profit / (loss) after taxes and share of profit of associates (7 - 8)	(5,384)	11,068	5,003	12,449	14,946	19,500

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(200)	161	(438)	(86)	(886)	(379)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	103	-	227	(673)
	b) (i) Items that will be reclassified subsequently to profit or loss	606	226	199	563	(207)	19
	(ii) Income tax relating to items that will be reclassified to profit or loss	48	65	(230)	136	1	(54)
	Total other comprehensive income	454	452	(366)	613	(865)	(1,087)

11	Total comprehensive income (9 + 10)	(4,930)	11,520	4,637	13,062	14,081	18,413

12	Paid-up equity share capital (face value Rs. 5/- each)	831	831	830	831	830	830

13	Other equity						139,406

14	Earnings per equity share (face value Rs. 5/- each)
	Basic	(32.48)	66.78	30.16	75.11	90.07	117.53
	Diluted	(32.48)	66.68	30.12	74.97	89.96	117.33
		(Notannualised)	(Notannualised)	(Notannualised)	(Notannualised)	(Notannualised)

See accompanying notes to the financial results

DR. REDDY’S LABORATORIES LIMITED

Segment Information	All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2019	30.09.2019	31.12.2018	31.12.2019	31.12.2018	31.03.2019
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	8,654	8,598	7,355	23,304	22,162	30,403
	b) Global Generics	35,956	32,838	31,369	101,804	92,641	123,056
	c) Proprietary Products	241	7,425	735	7,947	2,237	4,750
	d) Others	763	662	482	2,058	1,555	2,058
	Total	45,614	49,523	39,941	135,113	118,595	160,267

	Less: Inter-segment revenue	1,643	1,395	1,295	4,432	4,409	5,785
	Total revenue from operations	43,971	48,128	38,646	130,681	114,186	154,482

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,079	1,758	1,833	4,169	4,730	6,158
	b) Global Generics	20,910	18,200	18,049	58,117	54,916	71,924
	c) Proprietary Products	246	7,298	628	7,751	1,875	4,182
	d) Others	492	372	249	1,184	878	1,196
	Total	23,727	27,628	20,759	71,221	62,399	83,460

	Less: Selling and other un-allocable expenditure / (income), net	28,786	19,767	14,745	59,726	45,103	60,102
	Total profit / (loss) before tax	(5,059)	7,861	6,014	11,495	17,296	23,358

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1

These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	Impairment of intangible assets:

Total impairment charge for the quarter ended 31 December 2019 is Rs. 13,200 million, of which Rs. 11,137 million is towards impairment of gNuvaring and the balance of Rs. 2,063 million is towards other product related intangibles.

Impairment of gNuvaring

There were significant changes to the generics market of Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to Nuvaring®), one of the 8 ANDAs acquired from Teva in June 2016,  with the launch of a generic and authorised generic versions of the product in the month of December 2019.  Due to these adverse market conditions, the Company recorded an impairment loss of Rs.11,137 million during the quarter ended 31 December 2019.   The carrying value of the asset after the impairment is Rs. 3,084 million. The said impairment pertains to the Company’s Global Generics segment.

Other intangible assets

In view of the specific triggers occurring in the quarter with respect to some of product related intangible assets forming part of  the Company's Global Generics and Proprietary products segments, the Company determined that there was a decrease in the market potential of these products primarily due to higher than expected price erosion and increased competition leading to lower volumes.Consequently, the Company recorded an amount of Rs.2,063 million as an impairment loss for the quarter ended 31 December 2019.

3

Revenue for the quarter ended 30 September 2019 includes an amount of Rs. 7,229 million (U.S.$105.1 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

4

Consequent to the adverse market conditions with respect to certain of the Company’s products forming part of the Global Generics segment, the Company assessed the recoverable amount of three product related intangibles (viz., ramelteon, tobramycin and imiquimod) and recognised an amount of Rs. 3,551 million as impairment charge during the quarter ended 30 September 2019. The said impairment charge is recognised under the head “impairment of non-current assets”.

5

During the quarter ended 30 September 2019, the Government of India promulgated the Taxation Laws (Amendment) Ordinance 2019, announcing key changes to corporate tax rates in the Income-tax Act, 1961. The key changes include, among others, reduction of MAT rate from 21.55% to 17.47% (including surcharge and cess). As a result of this, the Company reassessed the MAT recoverability and recognised an amount of Rs. 4,989 million as deferred tax asset during the quarter ended 30 September 2019.

6

"Other income" for the quarter ended 30 June 2019 includes an amount of Rs. 3,457 million received from Celgene pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

7

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports from the U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. As on 27 January 2020, the facility is undergoing inspection by the U.S. FDA.

8

Effective 1 April 2019, the Company adopted Ind AS 116, Leases, using the modified retrospective approach. Ind AS 116 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Upon implementation of Ind AS 116, majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognised on the balance sheet. Accordingly, on 1 April 2019, the Company recognised lease liabilities of Rs. 1,335 million and right-of-use assets of Rs. 1,153 million (after adjustments of Rs. 182 million towards lease incentives and other items related to the lease agreement as at 31 March 2019).

9

During the quarter ended 31 December 2018, the Company sold one of its API manufacturing business units located in Jeedimetla, Hyderabad to Therapiva Private Limited. This sale was done by way of slump sale including all related property, plant and equipment, current assets, current liabilities, and transfer of employees. An amount of Rs. 423 million representing the profit on sale of such business unit was included under the head “other income”.

10

The unaudited results have been reviewed by the Audit Committee of the Board at their meeting held on 25 January 2020 and approved by the Board of Directors of the Company at their meeting held on and 27 January 2020.

11	The results for the quarter and nine months ended 31 December 2019 were subject to a "Limited Review" by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 27 January 2020	Co-Chairman & Managing Director